

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 17, 2015

Dick Boer
Chief Executive Officer
Royal Ahold
Provincialeweg 11
1506 MA Zaandam
The Netherlands

> **Re:** **Royal Ahold**
> **Draft Registration Statement on Form F-4**
> **Submitted November 20, 2015**
> **CIK No. 0000869425**

Dear Mr. Boer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Effect of the Merger on Delhaize Ordinary Shares and Delhaize ADS, page 2

1. Here and throughout your prospectus, please discuss the timing considerations of the Delhaize ADS holders' election. For example, please disclose when the letter of transmittal will be delivered and the latest date before which the election must be made.

Shareholder Approvals, page 5

2. Here and in appropriate places throughout the prospectus, please clarify what you mean when you state that an absolute majority of the votes cast at the Ahold EGM is needed to adopt the Ahold required resolutions.

Selected Historical Consolidated Financial Data of Ahold, page 14

3.  Please tell us how you have met the requirement of Item 3.A.2 of Form 20-F to disclose both net assets and capital stock.

Comparative Historical and Pro Forma Per Share Information

Ahold Per Ordinary Share/ADS Data, page 22

4.  Please refer to your calculation of shareholders' equity per ordinary share/ADS and the related footnote 5.  Please provide a similar footnote for the pro forma condensed combined number that explains the number of shares used in the denominator of this calculation.

Delhaize Per Ordinary Share/ADS Data, page 23

5.  Please show us in your response the calculation for Delhaize pro forma combined equivalent basic and diluted earnings from continuing operations per ADS as of December 31, 2014.

6.  Please tell us why footnote 2 to Delhaize's data uses the exchange rates in place at each period end while footnote 2 to Ahold's data uses the average exchange rates for each financial period.

Comparative Per Share Market Information, Exchange Rates, Dividends and Share Capital Information

Dividends, page 29

7.  We note your pay-out ratio is based on adjusted income from continuing operations. Please define this measure and describe the adjustments made to income from continuing operations.

Risk Factors

Risks Relating to the Ownership of the Combined Company's Ordinary Shares…,

Provisions in the Ahold Foundation call option could discourage…, page 39

8.  Please disclose that the cumulative preferred shares to be issued in the event the Ahold Foundation exercises its option are entitled to 50,000 votes per share.

Risks Related to the Business of the Combined Company

Increases in interest rates and/or a downgrade of the combined company's…, page 46

9. We note your disclosure on page 44 that the combined company would have, on a *pro forma* basis, €3,986 million worth of debt outstanding as of July 12, 2015. In the appropriate places throughout the prospectus, please disclose the amount of such debt that is variable rate debt.

The combined company's operations will be dependent on information…, page 53

10. Please disclose whether your information systems have previously been attacked to properly put this risk into context. Please see CF Disclosure Guidance: Topic No. 2 available on our website.

The Merger

Background of the Merger, page 59

11. Please discuss the "strategic alternatives" that were reviewed by Delhaize's board on March 2, 2015. Further, please also discuss the changes in Delhaize's circumstances that lead its board to be supportive of a possible business combination with Ahold in 2015 after declining Ahold's invitation to do so in 2013. Explain whether other strategic alternatives were considered by Delhaize's Board.

12. Please tell us what consideration you gave to disclosing and quantifying any alternative exchange ratios or governance structures discussed between the parties and why each such alternative was deemed inferior to the final ratio and structure. In this regard we note your disclosure on page 62 that between June 16 and June 21, 2015 Ahold and Delhaize discussed the exchange ratio at least two times before agreeing on the final exchange ratio on June 22, 2015.

Ahold's Reasons for the Merger, page 63

13. Here or in an appropriate place in your prospectus where you discuss the value of the fixed exchange ratio as of the date of execution of the merger agreement, please quantify this amount.

Opinions of Delhaize's Financial Advisors, page 72

14. Please quantify the fees that Deutsche Bank and BofA Merrill Lynch will receive for their roles as financial advisors to Delhaize. Further, please quantify the amount and percentage of the fees that will be paid only if the merger is successfully consummated.

The Merger Agreement, page 93

15. Please revise this discussion to elaborate upon the treatment of fractional shares. For example, please discuss whether the intermediary, in its sole discretion, will determine when, how, and through which broker-dealers and at what price to sell the aggregated fractional shares, as well as the exchange rate related to the cash payment owners of fractional shares will receive.

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Presentation, page 119

16. You state on page 120 that no pro forma adjustment has been made for the difference in the number of days in the half year periods as the information is not publicly available to you. Please tell us in detail why you made this statement and how you considered disclosing whether adjusting Delhaize's interim financial statements to comprise the same number of days as your interim financial statements would result in a material difference in the figures or trends seen in the pro forma financial statements. In this regard, we note that section 8.7 of your merger agreement requires Delhaize to provide you with any information which may be reasonably requested in order to effectuate the preparation and filing of the Prospectus and the Registration Statement. It appears that you could obtain enough information about Delhaize's financial condition and results during the first two weeks of its third quarter to reach a conclusion as to whether inclusion of such additional time period would result in materially different pro forma financial statement figures or trends.

Note 1 – Merger with Delhaize, page 125

17. We note that you have used the number of Delhaize shares and EU equity awards outstanding at June 30, 2015 to determine the purchase consideration for the unaudited pro forma financial statements. Please explain to us why you believe that is an appropriate date as opposed to a more current date. Please also tell us if you plan to update this calculation in subsequent amendments.

18. Your discussion of the treatment of Delhaize equity awards on pages 118-119 indicates that all US equity awards will be settled in cash. If these US equity awards will be settled by Delhaize prior to the consummation of the merger, please provide a pro forma adjustment to Delhaize's balance sheet reflecting this cash settlement and a pro forma footnote explaining this adjustment, or explain to us in detail why such pro forma adjustment is not consistent with the guidance concerning pro forma balance sheet adjustments contained in Rule 11-02(b)(6) of Regulation S-X. Alternatively, if these US equity awards will be settled with cash provided by Ahold, please tell us why this cash payment is not part of the purchase consideration.

Note 2 – Reclassification of Delhaize's Historical Financial Information, page 127

19. We note the adjustments in this pro forma footnote to align Delhaize's accounting policies with your accounting policies. Please provide us in your response with a more detailed explanation of each of the differences that you identified. Also tell us if any of the identified differences were due to an error in Delhaize's prior presentation or if all of the differences represent accounting policy elections under IFRS.

Note 3 – Pro Forma Adjustments, page 132

20. We note in adjustment 3(c) that the preliminary fair value of your software intangible asset is deemed to approximate the current carrying value. Please explain to us in more detail why fair value approximates carrying value.

21. We note in adjustment 3(d) that even though the fair values of furnishings, machinery and equipment and others increased, the adjustment to depreciation expense is negative. Please explain to us why depreciation expense will decrease, including whether you changed the estimated useful lives of these assets.

22. Please confirm our assumption, if true, that there will be no significant changes, either recurring or nonrecurring, to compensation as a result of consummating this merger. If our assumption is not correct, please tell us how you considered presenting a narrative discussion or pro forma adjustments to address this change. Refer to Rules 11-02(b)(5) and (b)(6) of Regulation S-X.

Information About Ahold, page 138

23. We note your statement here that Ahold's brands are "leaders in their markets", as well as similar statements regarding the relative strength of your market position throughout your prospectus, for example: "Peapod, the leading online grocery shopping and delivery service in the United States..." on page 141; "Stop & Shop… today is a leading supermarket brand in the north-eastern United States" on page 141; and "Etos is on the of the largest drugstore chains in the Netherlands…" on page 143.
Please provide support for these statements comparing your brands to your competitors.

Management's Discussion and Analysis of Financial Condition…

Key Performance Indicators, page 153

24. We note your disclosure that the number of stores and number of employees are key performance indicators used by your management. Please revise your disclosure to provide your investors with additional guidance on how these metrics should be interpreted vis-à-vis your financial statements, including better explaining how management uses these metrics. In particular, since we assume company-owned stores and franchised stores have different impacts on your results of operations and cash flows,

it is unclear from your current disclosures both here and within your analysis of results at the segment level why this combined number of stores would be meaningful or relevant to your investors. Alternatively, if these metrics have no direct relationship to your financial statements and you believe they are meaningful to your investors for non-financial reasons, please clearly state as such.

25. Please revise footnote 2 on page 153 to quantify the number of franchise stores included in your key performance indicator. Also apply this comment to your disclosure of the number of stores within your analysis of results at the segment level and within your Selected Historical Consolidated Financial Data.

## Results of Operations, page 158

26. To the extent material, please discuss any differences between your own-branded products and those that are third party branded. For example, please discuss any material differences between the margins earned on each product and any resulting impacts on your gross profits.

## Segment Results

## Ahold USA, page 170

27. Please provide the online growth rate for Ahold USA's Peapod service during H1 2015 and the financial year 2014.

## Liquidity and Capital Resources

## H1 2015 Compared to H1 2014

## Capital Expenditures, page 180

28. We note your disclosure that you expect 2015 capital expenditures to be around €900 million. To the extent possible, please discuss the areas where these amounts will be spent.

## Material Tax Considerations, page 280

29. Because your counsels are using a short-form tax opinion, revise this section to state that the discussions constitute counsel's opinion and revise counsel's opinions to confirm that the discussion in the prospectus under this subheading constitutes their opinion.

Material Belgian Income Tax Considerations…, page 290

30. Revise your discussion here to address the ruling that you have sought from the Belgian Ruling Commission confirming that capital repayments will be treated as qualifying repayments of capital for Belgian income tax purposes for shareholders of the combined company who are Belgian tax residents.

Where You Can Find More Information, page 299

31. If you wish to incorporate by reference any Exchange Act reports filed by Delhaize during the period prior to the effectiveness of this registration statement, revise your disclosure in this section to state that any applicable filings made after the date of the initial registration statement and prior to effectiveness of this registration statement will be deemed incorporated by reference. Please see Compliance and Disclosure Interpretations - Securities Act Forms Question 123.05, which is available on our website.  Please also incorporate by reference the 6-K filed on November 17, 2015.

Consolidated Financial Statements of Ahold

Notes to the Consolidated Financial Statements

Note 3 – Significant Accounting Policies

Net Sales, page FIN-11

32. We note your discussion of revenue recognition related to gift cards and gift certificates and related to your loyalty programs.  Please tell us where in your Consolidated Income Statements you classify income from breakage and briefly describe to us your accounting policy for recognizing such income.  Please also quantify such breakage income for us to assist us in understanding how you concluded these matters did not need to be disclosed in your footnotes.

Note 6 – Segment Reporting, page FIN-30

33. We note your disclosure that Ahold's retail operations are presented in three reportable segments, Ahold USA, The Netherlands and Czech Republic.  We also note your disclosure at the top of page FIN-31 where you appear to present the brands or divisions that are included in each reportable segment.  Please tell us if these brands or divisions are operating segments that have been aggregated into the three reportable segments.  If so, please also tell us in reasonable detail how they meet the criteria for aggregation.  As part of your response, please tell us which of these divisions contain franchised stores.  If you concluded it was appropriate to aggregate divisions that contain franchised stores with divisions that do not contain franchised stores, please tell us why.

Note 20 – Equity Attributable to Common Shareholders, page FIN-47

34. We note your disclosures on page FIN-49 concerning the Option Agreement with SAC or the Ahold Foundation and have the following comments:

- Please explain to us in Plain English the terms of this Option Agreement and the circumstances under which it can be exercised.

- Given your disclosure on page 228 that the Ahold Foundation is an independent entity, please explain to us why the Ahold Foundation has not already exercised this option.

- Also provide us with your analysis of the applicable accounting under IFRS for this call option.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products